FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 22 May 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Monday 22 May, 2017, London UK – LSE Announcement

GSK presents data at ATS on treatment effect of Nucala (mepolizumab) in severe asthma according to blood eosinophil level

GlaxoSmithKline plc (LSE/NYSE:GSK) today presented data from a post-hoc analysis of the phase IIIb MUSCA study in which first-in-class biologic Nucala (mepolizumab) consistently improved health-related quality of life and lung function in patients with severe asthma across blood eosinophil levels of 150 cells/µL and above. The data also showed an association between increasing lung function improvement and increasing eosinophil levels.

The analysis presented at the American Thoracic Society (ATS) conference, Washington DC, US, looked at treatment response at week 24 in patients treated with mepolizumab compared to placebo, both added to standard of care (high dose inhaled corticosteroids plus at least one additional controller). The data showed that for patients in the mepolizumab arm:
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Quality of life, as measured by St. George’s Respiratory Questionnaire (SGRQ) score, improved by 7.8 units (95% CI: -11.0, -4.7), 8.2 units (95% CI: -12.2, -4.2) and 7.7 units (95% CI: -13.3, -2.1) versus placebo in patients with blood eosinophils of ≥150, ≥300 and ≥500 cells/  L respectively – improvements were approximately double the defined clinically meaningful difference of 4.0 units at each of the three blood eosinophil thresholds

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Lung function, as measured by pre-bronchodilator FEV1, increased by 137mL (95% CI: 56, 218), 165mL (95% CI: 64, 265) and 206mL (95% CI: 77, 335) versus placebo in patients with blood eosinophils of ≥150, ≥300 and ≥500 cells/  L respectively – all improvements were clinically relevant.

The MUSCA study is the first study designed to primarily assess the effect of mepolizumab on disease-specific health-related quality of life. Lung function was the first secondary endpoint. The post-hoc analysis also examined exacerbation rate and asthma control by eosinophil threshold, both of which improved in mepolizumab-treated patients in line with findings from previous studies. In addition to providing further data on these endpoints, the findings of the post-hoc analysis reinforce prior studies demonstrating the utility of a blood eosinophil threshold of ≥150 cells/µL for the identification of patients with severe asthma and frequent exacerbations, despite high-dose ICS plus other controller(s), likely to benefit from treatment with mepolizumab.

Dr Frank Albers, Global Medical Affairs Lead for Nucala, GSK said: “Eosinophil levels in the blood are used to help identify severe asthma patients who may be appropriate for treatment with Nucala. This post-hoc analysis of the MUSCA study shows that Nucala has the potential to offer meaningful improvements in important clinical endpoints, as well as patient-reported outcomes, in severe asthma patients with blood eosinophil levels of 150 cells/  L and above. It provides additional useful information for clinicians as they make important treatment choices for their severe asthma patients with an eosinophilic phenotype.”

SGRQ score is an important patient-reported outcome measure used to understand how severe asthma affects a patient’s quality of life. Using a series of questions that a patient completes themselves, the SGRQ looks at how a patient’s asthma symptoms impact on everyday activities (such as walking, housework, going to the shops, gardening or light exercise), and whether their severe asthma prevents them from doing activities they might otherwise expect to do. FEV1 is a measure of how much air a person can forcefully blow out of their lungs and is used to assess how a patient’s breathing is improving. In the clinical development programme, mepolizumab did not provide consistent improvements in mean change from baseline in FEV1.

About the MUSCA post-hoc analysis – Poster no. P1002 (A3185)

The MUSCA study (Mepolizumab adjUnctive therapy in subjects with Severe eosinophiliC Asthma) involved 551 patients treated with Nucala 100mg subcutaneous injection, every 4 weeks for a 24 week period. The MUSCA study is the first clinical trial designed primarily to assess the effect of mepolizumab on disease-specific health-related quality of life using the St George’s Respiratory Questionnaire (SGRQ) as a primary endpoint in patients with severe asthma with an eosinophilic phenotype.

This post-hoc analysis specifically looked at changes to quality of life (measured by SGRQ score) and lung function (measured by FEV1), as well as asthma control (measured by ACQ-5 score) and annualised rate of exacerbations in patients stratified by baseline eosinophil level (<150, ≥150, ≥300, or ≥500 cells/  L) who were treated with mepolizumab added to standard of care, when compared to patients treated with placebo and standard of care (high dose inhaled corticosteroids plus at least one additional controller).

The post-hoc analysis did not specifically assess safety. However, safety was assessed in the MUSCA study and the safety profile of mepolizumab was consistent with the product label for Nucala.

About severe asthma with an eosinophilic phenotype
Severe asthma is a chronic condition that affects a small, but significant, number of patients who need to take multiple medications to control their day-to-day symptoms and reduce the risk of frequent and serious asthma attacks. It is estimated that 5 - 10% of all asthma patients have severe asthma. In a sub-set of severe asthma patients, the over-production of eosinophils (a type of white blood cell) is known to cause inflammation in the lungs that can affect the airways, making breathing difficult and increasing the frequency of asthma attacks. People who have severe asthma with an eosinophilic phenotype are some of the most difficult to treat asthma patients.

For more information on the role of eosinophils in severe asthma please see GSK’s infographic.

About Nucala
Nucala is the first-in-class anti-IL-5 biologic therapy. Nucala was specifically developed to treat appropriate severe asthma patients whose condition is driven by inflammation caused by eosinophils. Nucala binds to the signalling protein IL-5, preventing it from binding to its receptor on the surface of eosinophils. Inhibiting IL-5 binding in this way reduces blood, tissue and sputum eosinophil levels. The mechanism of mepolizumab action in asthma has not been definitively established.

In the US, Nucala (100mg fixed dose subcutaneous injection of mepolizumab) is licensed as an add-on maintenance treatment for patients with severe asthma aged 12 years and older, and with an eosinophilic phenotype. Nucala is not approved for the treatment of other eosinophilic conditions or relief of acute bronchospasm or status asthmaticus. Full US Prescribing Information is available at US Prescribing Information Nucala.

In the EU, Nucala (100mg fixed dose subcutaneous injection of mepolizumab) is licensed as an add-on treatment for severe refractory eosinophilic asthma in adult patients. For the EU Summary of Product Characteristics for Nucala, please visit: http://www.ema.europa.eu/docs/en_GB/document_library/EPAR_-_Product_Information/human/003860/WC500198037.pdf

Nucala has also been approved in Canada, Australia, Japan, Switzerland, Chile, South Korea and Taiwan. Further regulatory applications have been submitted and are under review in other countries.

Trade marks are owned by or licensed to the GSK group of companies.

Important Safety Information for Nucala
The following information is based on the US Prescribing Information for Nucala. Please consult the full Prescribing Information for all the labelled safety information for Nucala.

Nucala should not be administered to patients with a history of hypersensitivity to mepolizumab or excipients in the formulation.

Hypersensitivity reactions (e.g. anaphylaxis, angioedema, bronchospasm, hypotension, urticaria, rash) have occurred following administration of Nucala. These reactions generally occur within hours of administration but in some instances can have a delayed onset (i.e. days). In the event of a hypersensitivity reaction, Nucala should be discontinued.

Nucala should not be used to treat acute asthma symptoms, acute exacerbations, or acute bronchospasm.

In controlled clinical trials, 2 serious adverse reactions of herpes zoster occurred in subjects treated with Nucala compared to none in placebo. Consider varicella vaccination if medically appropriate prior to starting therapy with Nucala.
Do not discontinue systemic or inhaled corticosteroids (ICS) abruptly upon initiation of therapy with Nucala. Decreases in corticosteroid doses, if appropriate, should be gradual and under the direct supervision of a physician. Reduction in corticosteroid dose may be associated with systemic withdrawal symptoms and/or unmask conditions previously suppressed by systemic corticosteroid therapy.

It is unknown if Nucala will influence a patient’s response against parasites. Treat patients with pre-existing helminth infections before initiating therapy with Nucala. If patients become infected while receiving treatment with Nucala and do not respond to anti-helminth treatment, discontinue treatment with Nucala until infection resolves.

The most common adverse reactions (≥3% and more common than placebo) reported in the first 24 weeks of two clinical trials with Nucala (and placebo) were: headache, 19% (18%); injection site reaction, 8% (3%); back pain, 5% (4%); fatigue, 5% (4%); influenza, 3% (2%); urinary tract infection 3% (2%); abdominal pain upper, 3% (2%); pruritus, 3% (2%); eczema, 3% (<1%); and muscle spasm, 3% (<1%).

Systemic Reactions, including Hypersensitivity Reactions: In 3 clinical trials, 3% of subjects who received Nucala experienced systemic (allergic and nonallergic) reactions compared to 5% in the placebo group. Systemic allergic/hypersensitivity reactions were reported by 1% of subjects who received Nucala compared to 2% of subjects in the placebo group. Manifestations included rash, pruritus, headache, and myalgia. Systemic nonallergic reactions were reported by 2% of subjects who received Nucala and 3% of subjects in the placebo group. Manifestations included rash, flushing, and myalgia. A majority of the systemic reactions were experienced on the day of dosing.

Injection site reactions (e.g. pain, erythema, swelling, itching, burning sensation) occurred at a rate of 8% in subjects treated with Nucala compared with 3% in subjects treated with placebo.

The data on pregnancy exposures from the clinical trials are insufficient to inform on drug-associated risk. Monoclonal antibodies, such as mepolizumab, are progressively transported across the placenta in a linear fashion as pregnancy progresses; therefore, potential effects on a foetus are likely to be greater during the second and third trimesters of pregnancy.

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Anna Gibbins	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Karen Hagens	+1 919 483 2863	(North Carolina)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statementsGSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2016.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 22, 2017

By: VICTORIA WHYTE--------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc